Exhibit 99.B(d)

SCHEDULE A
to the
INVESTMENT ADVISORY AGREEMENT
between
THE VICTORY INSTITUTIONAL FUNDS
and

VICTORY CAPITAL MANAGEMENT INC. (the “Adviser”)
Dated August 2. 2004

Name of Fund	Fee*	Last Approved	Must Be Approved By

Institutional Liquid Reserves Fund	0.12%	November 30, 2006	December 31, 2007
Institutional Diversified Stock Fund	0.50%	November 30, 2006	December 31, 2007

Current as of November 30, 2006

*              Expressed as a percentage of average daily net assets.  Note, however, that the Adviser shall have the right, but not the obligation, to voluntarily waive any portion of the advisory fee from time to time.  In addition, the Adviser may from time to time undertake in writing to limit the Funds’ total expenses for a definite period of time.